Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

September 14, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:           Loan Lauren P. Nguyen

Re:             Energizer Tennis Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 23, 2012
File No. 333-182199

Dear Ms. Nguyen:

On behalf of Energizer Tennis Inc., a Nevada corporation (the “Company”), and in response to your letter dated September 7, 2012, regarding the Company’s Amendment No. 2 to its Registration Statement on Form S-1 (“Form S-1”) filed August 23, 2012 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 3 to Form S-1 (“Amendment No. 3”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter. Additionally, please note that the Company has updated its financial statements to include the period ending July 31, 2012 in order to comply with Rule 8-08 of Regulation S-X.

Prospectus cover page

1.
We note that Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with the common stock that you are registering. For guidance, please refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response:  The Company has revised its disclosure to disclose that it has calculated the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

Description of Business, page 18

Our Business, page 18

2.
We note your response to prior comment 8. Please briefly explain the significance of “page impressions.” Additionally, please provide us with the basis for your estimate that your advertising campaign will attract five percent of the traffic to www.tenniseurope.com.

Response:  The Company has revised its disclosure to briefly explain the significance of “page impressions.”  Additionally, the Company has revised its disclosure to provide the basis for its estimate that its advertising campaign will attract five percent of the traffic to www.tenniseurope.com.

3.	We note your response to prior comment 9. Please briefly explain the mechanics of Google Adwords and discuss the extent of the Google Adwords campaign at each of the daily rates you disclose.

Response:  The Company has revised its disclosure to briefly explain the mechanics of Google Adwords and discuss the extent of the Google Adwords campaign at each of the daily rates disclosed.

Hopefully, this enclosed response letter and Amendment No. 3 adequately address the issues raised in your comment letter dated September 7, 2012.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

Energizer Tennis Inc.

/s/ Alexander Farquharson
Alexander Farquharson
President and Chief Executive Officer